Exhibit (p)

Board of Trustees

2030 1st Avenue, 3rd Floor

Seattle, WA 98121

Re: Initial Capital Investment

Dear Board Members:

In connection with the initial capitalization of the Trust, Brighton Jones LLC will invest the initial $100,000 of seed capital into the Trust as required by Section 14 of the Investment Company Act of 1940, as amended.

Brighton Jones LLC, hereby subscribes to purchase a beneficial interest (“Interest”) in the Private Debt & Income Fund in the amount of $100,000 for 4,000 shares at net asset value of $25.00 per share, in consideration for which Brighton Jones LLC agrees to transfer to you upon demand cash in the amount of $100,000.00.

Brighton Jones LLC agrees that the Interest is being purchased for investment purposes only, and not for distribution or resale to the public.

Sincerely,

Brighton Jones LLC

By:	/s/ Brian Tall
Name:	Brian Tall
Title:	Chief Investment Officer
Date:	January 31, 2025

ACCEPTANCE:

The foregoing Letter is hereby accepted.

Private Debt & Income Fund

By:	/s/ Patrick Kelly
Name:	Patrick Kelly
Title:	President and Principal Executive Officer
Date:	January 31, 2025